

Mail Stop 3720

July 19, 2017

Kevin Wai
President and Director
IWEB, Inc.
121/34, RS Tower, 8th Floor
Ratchadaphisek Road, Din Daeng Sub-district, din Daeng District,
Bangkok, Thailand

> **Re: IWEB, Inc.**
> **Current Report on Form 8-K**
> **Filed May 15, 2017**
> **File No. 333-205835**

Dear Mr. Wai:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Jeffrey Li, Esq.
       Chelsea Anderson, Esq.